Item 77M

Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended June 30, 2010

Sub-Item 77M:  Mergers

Pennsylvania Avenue Event-Driven Fund (the “Event-Driven Fund” or the “Acquired Fund”) was a series of the Pennsylvania Avenue Funds.  The Board of Trustees of the Pennsylvania Avenue Funds, after careful consideration, approved the reorganization of the Event-Driven Fund into the Quaker Event Arbitrage Fund (the “Surviving Fund” and, together with the Event-Driven Fund, the “Funds”), which is a series of the Quaker Investment Trust.  The Funds pursue identical investment objectives, possess identical investment strategies, and are managed by the same portfolio manager.

At the close of business on June 7, 2010, the Acquired Fund transferred its assets to the Surviving Fund.  On that date, shareholders of the Acquired Fund received Class A Shares of the Surviving Fund equal in aggregate net asset value to shares of the Acquired Fund.  The front-end sales load applicable to Class A Shares of the Surviving Fund was not charged for the reorganization (nor will it be charged on future purchases of the Surviving Fund made by shareholders of the Acquired Fund). Those Class A Shares may then be exchanged for Institutional Class Shares of the Surviving Fund, which have no sales load and do not have a Rule 12b-1 fee.